Daily Prices
Account Access
Contact Us

February 23, 2007

Eugene Sit | Peter Mitchelson | Roger Sit | Michael Brilley | Domestic Equity | Int'l Equity | Fixed Income | Mutual Funds



Rick B. Schuett, CFA

Rick is Sit Mutual Funds Manager of Investor Services and is a limited principal with Sit Mutual Funds. He is responsible for all investor services, including the transfer agent relationship, and is liaison to financial intermediaries. Rick also oversees direct sales. Rick is a graduate of St. Cloud State University and completed his CFA in 2001. He is Series 7 licensed. Prior to joining Sit Mutual Funds in 1995, Rick was with IDS Financial Services and Textron Financial.



Steven P. Benjamin, CEBS, CRPC

Steve is Manager of Advisor and Retirement Plan Services for Sit Mutual Funds. His work includes servicing financial advisors, retirement plan participants and administrators. Steve specializes in retirement plans, including IRAs, SEPs and others. He is a graduate of Hamline University and is Series 7 licensed. Before joining Sit Mutual Funds, Steve worked in retirement plan administration at American Express Financial Advisors and Minnesota Mutual Life.



Kathleen D. Larkin

Kathleen is Communications Manager for the Sit Mutual Funds and is responsible for all communications and marketing media. Her work also includes shareholder events and media and community relations. She coordinates the Sit Mutual Funds intern program and various special projects as well. Kathleen previously worked in a variety of roles in communications and marketing in several industries, including banking, retail, public accounting, not-for-profit and medicine prior to joining Sit Mutual Funds in 1998.



Scott M. Lambrecht

Scott produces the Sit Mutual Funds website and serves as database analyst and Morningstar liaison. He collaborates on special projects within the organization, including advertising, and is an auxiliary client services representative. Scott joined Sit Mutual Funds as an intern in 1995 while a student at the University of Minnesota.



Dean A. Schumann

Dean Schumann is an experienced investor services representative who, before joining Sit Mutual Funds, worked with American Express and Wells Fargo Private Client Services. Dean assists the Sit Mutual Funds shareholders with a variety of account and portfolio issues. He also provides information and assistance to investors seeking information about the thirteen Funds. Dean earned a Bachelor of Arts Degree in Finance from Augsburg College in Minneapolis and is Series 7 and Series 63 licensed.



Mark S. Milner

Mark Milner provides assistance to shareholders and non-shareholders with investment and account management issues. He is Series 7 and Series 66 licensed and a graduate of Iowa State University where he majored in both Finance and Management Information Systems. Prior to joining Sit Mutual Funds, Mark worked as a Financial Advisor at Ameriprise Financial in Minneapolis.



Joe H. Lepinski

As an investor services representative, Joe assists investors with investment issues and shareholder account management. He is series 7 and 63 licensed and a graduate of the University of St. Thomas where he majored in Financial Management. Prior to joining Sit Mutual Funds, Joe worked as an investment advisor at Raymond James Financial Services in St. Paul.



Denise D. Johnson

As an administrative assistant, Denise provides communications and marketing support for Sit Mutual Funds. Her work includes coordinating mailings, seminar logistics, records, document control and event assistant. Denise has worked in a number of industries, including investment, banking, human resources, manufacturing, insurance, and retail.



Nick D. Tich

Nick is the current Mutual Funds intern. He is a student at the University of St. Thomas and plans to major in Mathematical Economics. He has a variety of responsibilities, including work on the Sit Mutual Funds website.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Search
Go

E-Mail Updates
Enter your e-mail address to receive information about the Sit Mutual Funds.
Subscribe